Exhibit 99.1

Micware Launches Growth Strategy Connecting Mobility and Digital Spaces with AI at its Core

With its two platforms “micAuto” and “DynaPlanet”, Micware aims to evolve into a business where technology assets continuously create value

KOBE, Japan, Sept. 3, 2026 (GLOBE NEWSWIRE) – Micware Co., Ltd. (Nasdaq: MWC) (the “Company” or “Micware”), a Japan-based provider of software development services and innovative IT solutions mainly focused on the automotive and mobility sectors, today announced the launch of a platform-based growth strategy designed to convert the technologies, data, and development expertise it has accumulated through in-vehicle software development into sustained value. By positioning mobility and digital spaces as new growth domains, Micware aims to evolve from a business centered on individual development projects into one that can deploy its technology assets more broadly.

The two platforms supporting this strategy are “micAuto” in the mobility domain and “DynaPlanet,” which connects the physical and digital worlds. The strategic direction of these platforms is reflected in newly introduced logos. Micware has disclosed details of the growth strategies and key performance indicators (KPIs) for both platforms on its IR website.

Two Platforms Driving the Growth Strategy

Micware positions micAuto as a bridge that connects people, cities, and mobility through movement. The “A” in the logo represents connections expanding toward the future.

DynaPlanet is a digital three-dimensional space where people and AI intersect, and new value is created. The “D” in the logo represents a form that embraces people, things, and experiences while expanding connections.

micAuto — From Supporting OEM Development Transformation to Mobility Physical AI

micAuto is a platform that leverages in-vehicle software assets to support original equipment manufacturers (OEMs) in transforming their development processes. While maintaining its foundation in the in-vehicle infotainment system (IVI) domain, Micware plans to expand its business areas into autonomous driving (AD)/ advanced driver-assistance systems (ADAS), connected services, and quality assurance.

Looking ahead, Micware aims to realize “Mobility Physical Artificial Intelligence (AI),” in which mobility systems understand their surrounding environments and support people in a more intuitive and context-aware manner.

DynaPlanet — A Three-Dimensional (3D) Intelligence Ecosystem Supported by Three 3D Layers

DynaPlanet, the other strategic pillar, is a spatial platform that aims to connect “Real 3D Interiors,” “Real 3D Cities,” and “Virtual 3D Worlds” on a single foundation.

“Real 3D Interiors” and “Real 3D Cities” are designed to provide spatial data, licenses, and solutions for enterprises and local governments, while “Virtual 3D Worlds” will be developed as an open space in which users and creators can participate.

By addressing a broad range of applications, including interior design, urban planning, virtual worlds, and games, Micware aims to develop a digital space ecosystem in which content, users, enterprises, and creators interact and create value.

Synergies Between the Two Platforms

micAuto targets mobility moving through the real world, while DynaPlanet targets the surrounding cities and buildings.

Micware intends to promote value creation across mobility, cities, facilities, and logistics by utilizing sensor data derived from mobility for spatial generation and updates, and by applying analysis and simulations conducted in digital spaces back to real-world services.

Evolution of the Business Model and Future Growth Strategy

Micware aims to implement its technologies, software, data, and development expertise as reusable assets within its platforms, and to evolve into a business structure that delivers value through services, licensing, and data provision. This represents Micware’s next stage of growth toward “Be There Be Now — toward a world that naturally inspires people to go out.”

For more information on its future growth strategy and KPIs, please visit the Company’s IR website: www.ir-micware.com.

About Micware Co., Ltd.

Micware Co., Ltd. is a Japan-based provider of software development services and innovative IT solutions mainly focused on the automotive and mobility sectors. The Company is primarily engaged in the development and sale of in-vehicle infotainment (“IVI”) systems covering multimedia, navigation, human machine interface, telematics, and driver assistance, as well as navigation software and location information-based smartphone applications.

Since its founding in 2003, Micware has built over 20 years of experience in automotive software and has established long-term relationships with major original equipment manufacturers (“OEM”) in Japan, including Honda and Toyota. Leveraging its engineering capabilities, proprietary technologies, and long-standing OEM relationships, the Company was ranked 9th among Japan-based Tier 1 suppliers in the IVI market in terms of revenue as of February 28, 2024, according to an industry report titled “IVI, Automotive Navigation System and Digital Mapping Market” commissioned by the Company and prepared by Frost & Sullivan. Micware operates across Japan through six operating entities and 13 branch offices and has established subsidiaries in the United States, Thailand, and Germany for overseas operations.

For more information, please visit the Company’s IR website: www.ir-micware.com.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. These statements are subject to uncertainties and risks, including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”). Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the annual report on Form 20-F and other filings with the SEC. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For more information, please contact:

Micware Co., Ltd.

Investor Relations Department

Email: mic_ir@micware.co.jp

Public Relations

Email: mic_pr@micware.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

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